February 2, 2006

Mail Stop 3561

Via US Mail and Facsimile

Mr. Henry C. Wolf
Vice Chairman and Chief Financial Officer
3 Commercial Place
Norfolk, Virginia 23510-2191

Re:	Norfolk Southern Corporation
	Form 10-K for the year ended December 31, 2004
	Forms 10-QSB for the periods ended June 30, 2005, March 31,
2005
and
      September 30, 2005
	Commission file #: 001-08339

Dear Mr. Wolf:

We have reviewed your January 26, 2006 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

* * * * * * * * * * * * * * * * * * * * * * *

Form 8-K filed January 25, 2006

1. We note your disclosure that the January 25, 2006 press release includes non-GAAP financial measures which are reconciled within the release. Specifically, you disclose that the release excludes the effects of the Conrail Corporate reorganization in 2004 and the effects of Ohio tax legislation in the second quarter of 2005. It appears from the financial statements and the related footnotes however, that these amounts have been included rather than excluded from the financial statements. Additionally, a reconciliation is not included as part of the release. Please revise to resolve these inconsistencies.


* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond via EDGAR to these comments within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Claire Erlanger at 202-551-3301 or me at 202-551-
3813
if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
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Mr. Henry C. Wolf
Norfolk Southern Corporation
February 2, 2006
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